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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2 )*

                              Dayton Superior Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                   240028-10-0
                                 --------------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                              /X/   Rule 13d-1(b)
                              / /   Rule 13d-1(c)
                              / /   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 6 pages

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------------------------------                        ------------------------
 CUSIP NO. 240028-10-0                13G               PAGE 2 OF 6 PAGES
------------------------------                        ------------------------

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       1  NAME OF REPORTING PERSON S.S. or I.R.S.
          IDENTIFICATION NO. OF ABOVE PERSON

          U.S. Bancorp
          601 2nd Ave. South
          Minneapolis, MN  55402-4302
          Tax I.D. No.:  41-0255900

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       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a) / /
                                                    (b) / /

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       3  SEC USE ONLY

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       4  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, U.S.A.
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
     NUMBER OF                                        0
                       --------------------------------------------------------
       SHARES          6     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                        0
                       --------------------------------------------------------
        EACH           7     SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                                         0
                       --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER
        WITH                                          0
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       9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      0
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      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                    *less than 5%
-------------------------------------------------------------------------------
      12  TYPE OF REPORTING PERSON*

          H.C.
-------------------------------------------------------------------------------

                       SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               Page 3 of 6 pages

ITEM 1

         a.       NAME OF ISSUER:

                  Dayton Superior Corp.

         b.       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Dayton Superior Corp.
                  7777 Washington Village Dr. Suite 130
                  Dayton, OH 45459

ITEM 2

         a.       NAME OF PERSON FILING:

                  U.S. Bancorp

         b.       ADDRESS OF PERSON'S FILING PRINCIPAL EXECUTIVE OFFICES:

                  601 2nd Ave South
                  Minneapolis, MN  55402-4302
                  United States

         c.       TITLE OF CLASS OF SECURITIES:

                  COMMON

         d.       CUSIP NUMBER:

                  240028-10-0

ITEM 3

                  The person filing this statement is a:
                  (g) [x] Parent Holding Company

ITEM 4

         OWNERSHIP:

         a.   Amount beneficially owned:                                  0
         b.   Percentage of Class:                            *less than 5%
         c.   Number of shares as to which such person has:

              1. Sole power to vote or direct the vote:                   0
              2. Shared power to vote or direct vote:                     0
              3. Sole power to dispose or direct the disposition:         0
              4. Shared power to dispose or direct the disposition:       0

ITEM 5

         OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS: ( X )


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                                                                     Page 4 of 6

ITEM 6

         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Accounts or persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares reported in this filing. To our knowledge no such interest of any account or person relates to more than 5% of the class.

ITEM 7

         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY

         See Exhibit A

ITEM 8

         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable

ITEM 9

         NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable

ITEM 10

         CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 11, 2000


Merita Schollmeier
-------------------------------------
Merita Schollmeier
Vice President


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                                                                     Page 5 of 6

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                    EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purposes of 17 CFR 140.13d-1 (b) (ii) (B).

         U.S. Bank National Association
         601 2nd Avenue South
         Minneapolis, MN 55402


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                                                                     Page 6 of 6

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                             EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that U.S. Bancorp or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).